FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

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INDEX TO EXHIBITS

1. Lynparza + Imfinzi met endpoint in ovarian cancer

5 April 2023 07:00 BST

Lynparza and Imfinzi combination improved progression-free survival in newly diagnosed patients with advanced ovarian cancer without tumour BRCA mutations in DUO-O Phase III trial

Positive high-level results from a planned interim analysis of the DUO-O Phase III trial showed treatment with a combination of Lynparza (olaparib), Imfinzi (durvalumab), chemotherapy and bevacizumab demonstrated a statistically significant and clinically meaningful improvement in progression-free survival (PFS) versus chemotherapy plus bevacizumab (control arm) in newly diagnosed patients with advanced high-grade epithelial ovarian cancer without tumour BRCA mutations. Patients were treated with Imfinzi in combination with chemotherapy and bevacizumab followed by Imfinzi, Lynparza and bevacizumab as maintenance therapy.

In an additional arm, Imfinzi, chemotherapy plus bevacizumab showed a numerical improvement in PFS versus the control arm but did not reach statistical significance at this interim analysis.

At the time of this planned interim analysis, the overall survival (OS) and other secondary endpoints are immature and will be formally assessed at a subsequent analysis.

Ovarian cancer is one of the most common gynaecologic cancers.1 Over two thirds of patients are diagnosed with advanced disease which can progress quickly, often within two years, diminishing their quality of life despite treatment. Unfortunately, 50-70% of patients with advanced disease die within five years.2-5

Philipp Harter, Director, Department of Gynaecology and Gynaecologic Oncology, Evangelische Kliniken Essen-Mitte, Germany and principal investigator for the trial, said: "DUO-O showcases the power of academia and industry collaboration in advancing new treatment combinations for patients with ovarian cancer. I’m grateful for the academic cooperative study groups and patients around the world that made this trial possible and look forward to sharing the results with the clinical community."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "While there has been significant progress for patients with advanced ovarian cancer, an unmet need still remains. These data from the DUO-O trial provide encouraging evidence for this Lynparza and Imfinzi combination in patients without tumour BRCA mutations and reinforce our continued commitment to finding new treatment approaches for these patients. It will be important to understand the key secondary endpoints as well as data for relevant subgroups.”

The safety and tolerability of these combinations are broadly consistent with that observed in prior clinical trials and the known profiles of the individual medicines.

The data will be presented at forthcoming medical meetings and shared with health authorities.

Notes

Ovarian cancer
Ovarian cancer is the eighth most common cancer in women worldwide with more than 314,000 new patients diagnosed with ovarian cancer in 2020 and over 207,000 deaths. This number is expected to rise by almost 42% by 2040 to over 445,000 newly diagnosed patients and 314,000 deaths.6

DUO-O
DUO-O is a Phase III randomised, double-blind, placebo-controlled, multi-centre trial to evaluate the efficacy and safety of Imfinzi in combination with platinum-based chemotherapy and bevacizumab followed by maintenance treatment with Imfinzi and bevacizumab with or without Lynparza in newly diagnosed patients with advanced ovarian cancer without tumour BRCA mutations.

Patients were randomized 1:1:1 to: Arm 1 (control), induction therapy with platinum-based chemotherapy in combination with bevacizumab and placebo followed by maintenance treatment with bevacizumab plus placebo; Arm 2, induction therapy with platinum-based chemotherapy in combination with bevacizumab and Imfinzi followed by maintenance Imfinzi and bevacizumab plus placebo; or Arm 3, induction therapy with platinum-based chemotherapy in combination with bevacizumab and Imfinzi followed by maintenance Imfinzi and bevacizumab plus Lynparza. In all arms, platinum-based chemotherapy was administered every 3 weeks (q3w) for up to 6 cycles, bevacizumab was administered q3w for up to 15 months, Imfinzi or placebo was administered q3w for up to 24 months, and Lynparza or placebo was administered twice daily for up to 24 months.

The primary endpoint of the trial is PFS as assessed by investigator for Arm 3 compared to Arm 1 (control) in the overall trial population which included patients without tumour BRCA mutations and in the subset of these patients with HRD positive disease. Key secondary endpoints include PFS as assessed by investigator in Arm 2 compared to control, as well as comparisons for OS. DUO-O enrolled over 1200 patients across all treatment arms at 179 study locations. For more information about the trial, visit ClinicalTrials.gov.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy and the global standard of care in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after chemoradiation therapy based on the PACIFIC Phase III trial. Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer (SCLC) based on the CASPIAN Phase III trial. Additionally, Imfinzi is approved in combination with a short course of Imjudo (tremelimumab) and chemotherapy for the treatment of metastatic NSCLC in the US, EU and Japan based on the POSEIDON Phase III trial.

In addition to its indications in lung cancer, Imfinzi is also approved in combination with chemotherapy in locally advanced or metastatic biliary tract cancer in the US, EU, Japan and several other countries; in combination with Imjudo in unresectable hepatocellular carcinoma in the US, EU and Japan; and in previously treated patients with advanced bladder cancer in a small number of countries.

Since the first approval in May 2017, more than 150,000 patients have been treated with Imfinzi. As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, several gastrointestinal cancers, ovarian cancer, endometrial cancer and other solid tumours.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as new hormonal agents [NHAs]).

Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death.

Lynparza is currently approved in a number of countries across multiple tumour types including maintenance treatment of platinum-sensitive relapsed ovarian cancer and as both monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination deficiency (HRD)-positive advanced ovarian cancer, respectively; for germline BRCA-mutated (gBRCAm), HER2-negative metastatic breast cancer (in the EU and Japan this includes locally advanced breast cancer); for gBRCAm, HER2-negative high-risk early breast cancer (in Japan this includes all BRCAm HER2-negative high-risk early breast cancer); for gBRCAm metastatic pancreatic cancer; in combination with abiraterone for the treatment of metastatic castration-resistant prostate cancer (mCRPC) in whom chemotherapy is not clinically indicated (in the EU) and as monotherapy in HRR gene-mutated mCRPC in patients who have progressed on prior NHA treatment (BRCAm only in the EU and Japan). In China, Lynparza is approved for the treatment of BRCA-mutated mCRPC, as a 1st-line maintenance therapy in BRCA-mutated advanced ovarian cancer as well as 1st-line maintenance treatment with bevacizumab for HRD-positive advanced ovarian cancer.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 75,000 patients worldwide. The companies develop Lynparza in combination with their respective PD-L1 and PD-1 medicines independently. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company’s focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

By harnessing the power of six scientific platforms – Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response, Antibody Drug Conjugates, Epigenetics and Cell Therapies – and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas – Oncology, Cardiovascular, Renal & Metabolism and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.
Momenimovahed Z, et al. Ovarian Cancer in the World: Epidemiology and Risk Factors. Int J Womens Health. 2019 Apr 30;11:287-299.
2.
National Cancer Institute. Cancer Stat Facts: Ovarian Cancer. Available at https://seer.cancer.gov/statfacts/html/ovary.html. Accessed March 2023.
3.
Ray-Coquard, et al. Final Overall Survival (OS) Results from the Phase III PAOLA-1/ENGOT-ov25 Trial Evaluating Maintenance Olaparib (ola) plus Bevacizumab (bev) in Patients (pts) with Newly Diagnosed Advanced Ovarian Cancer (AOC). Presented at the European Society of Medical Oncology Congress. Paris, France. 09 September 2022.
4.
Ray-Coquard I, et al. Olaparib Plus Bevacizumab as First-Line Maintenance in Ovarian Cancer. N Engl J Med. 2019; 381:2416-2428
5.
González-Martín A, et al. Niraparib in Patients with Newly Diagnosed Advanced Ovarian Cancer. N Engl J Med. 2019; 381:2391-2402
6.
World Cancer Research Fund International. Ovarian Cancer Statistics. Available at https://www.wcrf.org/cancer-trends/ovarian-cancer-statistics/#:~:text=Latest%20ovarian%20cancer%20data,of%20ovarian%20cancer%20in%202020. Accessed March 2023.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 5 April 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary